UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 SPEEDWAY MOTORSPORTS, INC.
(Name of Subject Company (issuer))

SPEEDCO, INC.
(Offeror)

A Wholly Owned Subsidiary of

SONIC FINANCIAL CORPORATION
(Parent of Offeror)

O. BRUTON SMITH

MARCUS G. SMITH

B. SCOTT SMITH

DAVID BRUTON SMITH

OBS HOLDINGS, LLC

(Affiliates of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

James N. Greene

Parker Poe Adams & Bernstein LLP
401 South Tryon Street, Suite 3000

Charlotte, North Carolina 28202

(704) 372-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$341,461,670	$41,386

*     Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) the product of (A) 17,153,902, which is the difference between 40,853,902, the number of shares of common stock, par value $0.01 per Share (“Shares”), of Speedway Motorsports, Inc. (the “Company”) outstanding, and 23,700,000, the number of Shares owned by Sonic Financial Corporation and its wholly owned subsidiaries, and (B) $19.75, which is the per Share tender offer price, (ii) the product of (A) 40,500, which is the number of Shares issuable upon the exercise of stock options of the Company outstanding with an exercise price per Share less than the per Share tender offer price, and (B) $3.92, which is the difference between the $19.75 per Share tender offer price and $15.83, the average weighted exercise price of all such options, and (iii) the product of (A) 127,258, which is the number of Shares issuable upon settlement of restricted stock units of the Company outstanding, and (B) $19.75, which is the per Share tender offer price. The calculation of the filing fee is based on information provided by the Company as of August 9, 2019.

**     The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the Transaction Valuation by 0.0001212.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$41,386	Filing Party:	Sonic Financial Corporation
Form or Registration No.:	Schedule TO	Date Filed:	August 16, 2019

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☒     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is the final amendment reporting the results of the tender offer:     ☐

This Amendment No. 1 (this “Amendment”) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO with the Securities and Exchange Commission (the “SEC”) on August 16, 2019 (as it may be further amended, supplemented or otherwise modified from time to time, the “Schedule TO”) amends and supplements the Schedule TO and relates to the offer by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”), at $19.75 per Share, net to the holder in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO.

The information set forth or incorporated by reference in the Schedule TO is hereby incorporated by reference into this Amendment and is amended and supplemented as set forth herein, and each reference to the Schedule TO in any exhibit thereto is hereby deemed to be a reference to the Schedule TO as amended by this Amendment. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, Item 11 and Item 13.

Items 1 through 9, Item 11 and Item 13 of the Schedule TO are hereby amended and supplemented as follows:

1.

The information set forth on page 1 of the Offer to Purchase in the section entitled “Summary Term Sheet” is hereby amended and supplemented by replacing the phrase “Parent and Purchaser”, where it appears in the penultimate sentence of the first paragraph of such section with “the Filing Persons (as hereinafter defined)” and where it appears in the last sentence of the first paragraph of such section, with “the Filing Persons.”

2.

The information set forth on page 2 of the Offer to Purchase in the section entitled “Summary Term Sheet—Why are you making the Offer?” is hereby amended and supplemented by adding the following disclosure after the last sentence of such section:

See “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights” for additional information about the Filing Persons’ reasons for the Offer and the Merger.

3.

The information set forth on page 2 of the Offer to Purchase in the section entitled “Summary Term Sheet—Do you have the financial resources to pay for the Shares?” is hereby amended and supplemented by amending and restating the fourth sentence of such section in its entirety as follows:

We expect to fund such payments from $350 million in committed financing from Bank of America, N.A., JPMorgan Chase Bank, National Association, SunTrust Bank, Wells Fargo Bank, National Association, First Tennessee Bank National Association, PNC Bank, National Association, Comerica Bank and Fifth Third Bank National Association (together, the “Initial Lenders”) pursuant to an amended and restated commitment letter entered into among BofA Securities, Inc., JPMorgan Chase Bank, National Association, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC (as the joint lead arrangers), the Initial Lenders and Parent on August 29, 2019 (as it may be amended, modified or supplemented from time to time, the “Debt Commitment Letter”), which contemplates credit facilities comprised of a five-year senior secured term loan in an aggregate principal amount of $250 million and a five-year senior secured revolving credit facility in an aggregate principal amount of $100 million, of which up to $20 million under such revolving credit facility may be drawn at closing to fund the consummation of the Merger (such commitments and the financing transactions contemplated thereby, the “Debt Financing”).

4.

The information set forth on page 2 of the Offer to Purchase in the section entitled “Summary Term Sheet—What is your relationship or affiliation with the Company?” is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Our ultimate parent company, Parent, is jointly owned and controlled by O. Bruton Smith, the Company’s founder and executive chairman, Marcus G. Smith, the Company’s chief executive officer and a director of the Company, B. Scott Smith, a director of the Company, David Bruton Smith and certain members of their respective families and related entities (including OBS Holdings, LLC) and trusts (collectively, the “Smith Family”). We sometimes refer to the Smith Family, Parent and Purchaser and their respective affiliates (other than the Company and its subsidiaries) collectively as the “Parent Group.” As of the close of business on August 9, 2019, the Parent Group collectively owned approximately 71.3% of the Shares. Because the transactions described in this Offer to Purchase constitute a “going private” transaction under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, Purchaser, Parent, O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith and OBS Holdings, LLC (collectively, the “Filing Persons”) have filed with the SEC a combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, of which this Offer to Purchase forms a part. No member of the Parent Group other than the Filing Persons individually owns 5% or more of the outstanding Shares, controls 5% or more of the aggregate voting power of the outstanding Shares, serves as a director or an executive officer of the Company, has the power to appoint any director or executive officer of the Company, will own 5% or more of the equity interests in Parent, will serve as a director or an executive officer of the surviving corporation or will have the power to appoint any director or executive officer of the surviving corporation.

5.

The information set forth on page 9 of the Offer to Purchase in the section entitled “Introduction” is hereby amended and supplemented by adding the following disclosure as a new paragraph after the first paragraph of such section:

Parent is jointly owned and controlled by O. Bruton Smith, the Company’s founder and executive chairman, Marcus G. Smith, the Company’s chief executive officer and a director of the Company, B. Scott Smith, a director of the Company, David Bruton Smith and certain members of their respective families and related entities (including OBS Holdings, LLC) and trusts (collectively, the “Smith Family”). We sometimes refer to the Smith Family, Parent and Purchaser and their respective affiliates (other than the Company and its subsidiaries) collectively as the “Parent Group.” As of the close of business on August 9, 2019, the Parent Group collectively owned approximately 71.3% of the Shares. Because the transactions described in this Offer to Purchase constitute a “going private” transaction under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), Purchaser, Parent, O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith and OBS Holdings, LLC (collectively, the “Filing Persons”) have filed with the SEC a combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, of which this Offer to Purchase forms a part. No member of the Parent Group other than the Filing Persons individually owns 5% or more of the outstanding Shares, controls 5% or more of the aggregate voting power of the outstanding Shares, serves as a director or an executive officer of the Company, has the power to appoint any director or executive officer of the Company, will own 5% or more of the equity interests in Parent, will serve as a director or an executive officer of the surviving corporation or will have the power to appoint any director or executive officer of the surviving corporation.

6.

The information set forth on pages 12 through 14 of the Offer to Purchase in the section entitled “Special Factors—Section 1—Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is hereby amended and supplemented by retitling such section “Special Factors—Section 1—Position of the Filing Persons Regarding Fairness of the Offer and the Merger” (and each reference in the Offer to Purchase or otherwise to such section is hereby deemed to be a reference to such section as so retitled) and replacing the phrases “Parent and Purchaser” and “Parent or Purchaser” wherever they appear in such section with “the Filing Persons” and replacing the phrase “neither Parent nor Purchaser” wherever it appears in such section with “none of the Filing Persons.”

7.

The information set forth on page 14 of the Offer to Purchase in the sections entitled “Special Factors—Section 2—Interests of Certain Persons in the Offer and Merger” is hereby amended and supplemented by replacing the word “Parent” wherever it appears in such section with “the Filing Persons” and by amending and restating the final sentence of such section in its entirety as follows:

In addition, certain Filing Persons and certain of the Filing Persons’ executive officers and directors are also executive officers or directors of the Company, as further described in the Schedule 14D-9.

8.

The information set forth on pages 14 and 15 of the Offer to Purchase in the section entitled “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares” is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Except as described elsewhere in this Offer to Purchase: (i) none of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons (other than the Filing Persons) listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any Filing Person or of any of the persons so listed beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons or entities referenced in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons (other than the Filing Persons) listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations) that would require reporting under SEC rules and regulations, other than as so reported; (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of the Filing Persons, any of their respective subsidiaries or, to the knowledge of any of the Filing Persons, any of the persons (other than the Filing Persons) listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations, other than as so reported; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between any of the Filing Persons, any of their respective subsidiaries or, to the knowledge of any of the Filing Persons, any of the persons (other than the Filing Persons) listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of the Filing Persons or, to the knowledge of any Filing Person, any of the persons (other than the Filing Persons) listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vii) none of the persons listed on Schedule I of this Offer to Purchase has made a recommendation either in support of or in opposition to the Offer or the Merger and (viii) none of the Filing Persons or, to the knowledge of any Filing Person, any of the persons (other than the Filing Persons) listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

The Company has informed us that, to the knowledge of the Company after reasonable inquiry, each executive officer, director and affiliate of the Company (other than members of the Parent Group and directors and executive officers who are affiliated with the Parent Group) currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

9.

The information set forth on page 15 of the Offer to Purchase in the section entitled “Special Factors—Section 3—Rule 13e-3” is hereby amended and supplemented by amending and restating the first sentence of such section in its entirety as follows:

Because the Filing Persons are affiliates of the Company, the transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 promulgated under the Exchange Act.

10.

The information set forth on pages 17 through 21 of the Offer to Purchase in the section entitled “Special Factors—Section 8—Materials Prepared by Parent’s Financial Advisor” is hereby amended and supplemented by adding the following disclosure as a new subsection entitled “—Other Factors” immediately prior to the subsection entitled “—Miscellaneous”:

Other Factors

BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch’s material financial analyses but were referenced for informational purposes, including, among other things, the following:

●

Historical trading prices of the Shares over the 52-week period ended April 23, 2019 (the last trading day prior to the first public disclosure of a possible transaction), which prices ranged from a low of $13.70 on April 15, 2019, to a high of $18.17 on April 24, 2018.

●

The price target published in March 2019 by the single research analyst covering the Company, which price target was $14.75 (or $16.00 prior to being discounted one year at the mid-point cost of equity of 7.75%).

●

An analysis, based on publicly available information, of premia paid in all-cash acquisition transactions occurring from January 1, 2000 through June 30, 2019, involving U.S. public company targets having a transaction value of more than $1,000 million. BofA Merrill Lynch reviewed the premium paid to each such target company’s (i) closing stock price one day prior to the announcement of the transaction (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news) (the “One Day Premium”) and (ii) high closing stock price during the 52-week period prior to the announcement of the transaction (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news) (the “LTM High Premium”). Based on the review of the premia paid in the selected transactions summarized above, BofA Merrill Lynch then applied premia ranges to the applicable price per Share for the specified time periods to calculate an implied value per Share reference range as follows:

Financial Statistic	Premia Range	Implied Value per Share
One Day Premium ($13.94)	20% - 45%	$16.75 - $20.25
LTM High Premium ($18.17)	(5%) - 20%	$17.25 - $21.75

●

An analysis of premia paid in selected transactions involving management-led buyouts, with particular respect to the initial premium offered, any subsequent “bumps” in such premium relative to the initial offer, and the final premium offered, which showed that the median initial premium in such transactions relative to the trading price of the target company’s shares at the time of the initial offer was 17.2%, with a median final premium relative to such trading price (following subsequent “bumps”) of 23.3%; the initial premium and final premium represented by the Offer Price are 29.1% and 41.7%, respectively.

11.

The information set forth on page 37 of the Offer to Purchase in the section entitled “The Offer—Section 9—Certain Information Concerning Purchaser and Parent” is hereby amended and supplemented by retitling such section “The Offer—Section 9—Certain Information Concerning the Filing Persons” (and each reference in the Offer to Purchase or otherwise to such section is hereby deemed to be a reference to such section as so retitled) and amending and restating such section in its entirety as follows:

Certain Information Concerning the Filing Persons

We are a Delaware corporation incorporated on July 18, 2019, with principal executive offices at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

Each of Parent and OBS is a privately held entity jointly owned and controlled by members of the Smith Family, including O. Bruton Smith, the Company’s founder and executive chairman, Marcus G. Smith, the Company’s chief executive officer and a director of the Company, B. Scott Smith, a director of the Company, David Bruton Smith and certain members of their respective families and related entities and trusts.

Parent is a North Carolina corporation. Parent owns Shares of the Company as well as shares of Sonic Automotive, Inc., a publicly traded automotive retailer that was founded by O. Bruton Smith and his family, and interests in real estate. Parent also provides administrative services and access to the use of airplanes for Company business travel. Parent was formerly known as Csf Corp. and changed its name to Sonic Financial Corporation in December 1987. Parent was incorporated in 1987 and is based in Charlotte, North Carolina.

OBS is a North Carolina limited liability company jointly managed by O. Bruton Smith, Marcus G. Smith, B. Scott Smith and David Bruton Smith. OBS is principally an investment holding company.

The business address of each of the Filing Persons (other than Purchaser) is 5401 East Independence Boulevard, Charlotte, North Carolina 28212. The business telephone number of each of the Filing Persons is (704) 532-3318.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each Filing Person (other than Purchaser, Parent and OBS), each director and executive officer of Parent and each director and executive officer of Purchaser and certain other information are set forth on Schedule I hereto.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) we will have available to us sufficient funds to purchase all Shares validly tendered and not validly withdrawn in the Offer and to provide funding for the Merger, (iii) consummation of the Offer is not subject to any financing condition and (iv) if we consummate the Offer, we expect to acquire any Shares owned by the Company’s remaining stockholders in the Merger for the same cash price per Share as was paid in the Offer.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC the Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Filing Persons with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Filing Persons have filed electronically with the SEC.

The Filing Persons have made no arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at the expense of the Filing Persons. For a discussion of appraisal rights, see “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights.”

12.

The information set forth on page 37 of the Offer to Purchase in the section entitled “The Offer—Section 10—Source and Amount of Funds” is hereby amended and supplemented by amending and restating the second sentence of such section in its entirety as follows:

We expect to fund such payments from $350 million in committed financing from Bank of America, N.A., JPMorgan Chase Bank, National Association, SunTrust Bank, Wells Fargo Bank, National Association, First Tennessee Bank National Association, PNC Bank, National Association, Comerica Bank and Fifth Third Bank National Association (together, the “Initial Lenders”) pursuant to an amended and restated commitment letter entered into BofA Securities, Inc., JPMorgan Chase Bank, National Association, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC (together, the “Joint Lead Arrangers”, and, together with the Initial Lenders, the “Debt Financing Sources”), the Initial Lenders and Parent on August 29, 2019 (as it may be amended, modified or supplemented from time to time, the “Debt Commitment Letter”), which contemplates credit facilities comprised of a five-year senior secured term loan in an aggregate principal amount of $250 million (the “Term Loan Facility”) and a five-year senior secured revolving credit facility (the “Revolving Credit Facility” and, together with the “Term Loan Facility”, the “Credit Facilities”) in an aggregate principal amount of $100 million, of which amount up to $20 million may be drawn at the closing of the Debt Financing to fund the Offer and the Merger (such commitments and the financing transactions contemplated thereby, the “Debt Financing”), as further described below.  The Debt Commitment Letter also contemplates an accordion feature that gives the Borrowers the right to establish one or more tranches of term loans in an aggregate amount up to $200 million plus amounts voluntarily prepaid on the Term Loan Facility or the Revolving Credit Facility, subject to certain limitations and conditions.  The accordion feature is not part of the committed Credit Facilities that will be available to finance the Offer or the Merger or other components of the Required Amount.

13.

The information set forth on pages 42 and 43 of the Offer to Purchase in the section entitled “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights—Purpose of the Offer; Plans for the Company” is hereby amended and supplemented by replacing the phrase “Purchaser has” where it appears in the final paragraph of such section with “the Filing Persons have” and adding the following disclosure after the second paragraph of such section:

Parent believes that a number of benefits to Parent and to the Company would result from the Company becoming wholly owned by Parent and operating as a privately held company, including that the Company would have greater flexibility to make structural changes and otherwise operate with a long-term view without focusing on short-term operating earnings and the associated implications for public stockholders and that the Company would benefit from substantial reductions of the burdens on management resources and expenses associated with being a public company, such as preparing periodic reports and maintaining required controls under U.S. federal securities laws, in addition to the other factors described under “Special Factors—Section 1—Position of the Filing Persons Regarding Fairness of the Offer and the Merger.” Parent determined to proceed with the Offer and the Merger at this time because it believes that, in light of the strategic outlook of the motorsports industry and the Company’s business, operations, financial condition, earnings, strategy, prospects and historical and projected financial performance, the aforementioned benefits to Parent and the Company could be significant. Parent determined to structure its acquisition of the entire equity interest in the Company as a cash tender offer followed by a short-form merger for a number of reasons, including that transactions structured in this way often can be completed more quickly than can be a one-step merger, which may enable the Public Stockholders to receive payment of the Offer Price for their Shares sooner than they would in a one-step merger, in addition to the other factors described under “Special Factors—Section 1—Position of the Filing Persons Regarding Fairness of the Offer and the Merger.”

14.

The information set forth on page 65 of the Offer to Purchase in the section entitled “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” is hereby amended and supplemented by amending and restating such section in its entirety as follows:

On August 28, 2019, a purported stockholder of the Company filed a putative class action in the federal District Court for the District of Delaware captioned John Thompson v. Speedway Motorsports, Inc., et al., Case No. 1:19-cv-01597-UNA (D. Del. Aug. 28, 2019) (the “Stockholder Lawsuit”).  The Stockholder Lawsuit asserts that (a) O. Bruton Smith, William Brooks, B. Scott Smith, Bernard C. Byrd, Jr., (b) the Company Board and (c) the Special Committee failed to include information in the Schedule 14D-9 that rendered the Schedule 14D-9 false and/or misleading.  The complaint seeks, among other things, (a) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement and directing the defendants to file an amended Schedule 14D-9, (b) rescission or rescissory damages in the event the Transactions are consummated and (c) an award of costs and attorneys’ fees.

Other lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

15.

The information set forth on page 66 of the Offer to Purchase in the section entitled “The Offer—Section 18—Miscellaneous” is hereby amended and supplemented by amending and restating the first paragraph of such section in its entirety as follows:

The Offer is being made to all holders of Shares. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by BofA Merrill Lynch or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to the holders of Shares in that state.

16.

The information set forth on page S-3 of Schedule I of the Offer to Purchase in the section entitled “Security Ownership of Certain Beneficial Owners and Management” is hereby amended and supplemented by retitling such section “Security Ownership of the Filing Persons and Certain Affiliates” (and each reference in the Offer to Purchase or otherwise to such section is hereby deemed to be a reference to such section as so retitled) and amending and restating such section in its entirety as follows:

SECURITY OWNERSHIP OF THE FILING PERSONS AND CERTAIN AFFILIATES

The following table sets forth (i) certain information with respect to the Shares beneficially owned by the Filing Persons and, to the best of their knowledge, each director and executive officer of any Filing Person and (ii) the purchases of Shares by the Filing Persons and, to the best of their knowledge, each director and executive officer of any Filing Person during the past sixty days. The security ownership information in the table below is given as of July 26, 2019 and, in the case of percentage ownership information, is based on 40,853,902 Shares outstanding as of August 9, 2019. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below).

	Securities Ownership
Filing Person or Affiliate	Number		Percent		Securities Transactions for Past 60 Days
Parent	23,700,000	(1)	58.0%		None
Purchaser	0		0.0%		None
OBS	5,300,000	(2)	13.0%		None
O. Bruton Smith	11,376		0.0	%(4)	None
Marcus G. Smith	139,190	(3)	0.3%		None	(3)
B. Scott Smith	9,745		0.0	%(4)	None
David Bruton Smith	0		0.0%		None
William R. Brooks	232,421		0.6%		None
Randall Storey	26,575		0.1%		None

 _________________

(1)	Shares owned by Parent are not included in the number or percentage of Shares beneficially owned by any other Filing Person or director or executive officer of any Filing Person.
(2)	Shares owned by OBS are not included in the number or percentage of Shares beneficially owned by any other Filing Person or director or executive officer of any Filing Person.
(3)

Excludes 127,258 restricted stock units granted to Marcus G. Smith under the Speedway Motorsports, Inc. 2013 Stock Incentive Plan, as amended and restated as of April 19, 2017, which are subject to performance- and time-based vesting conditions. Approximately 122,037 shares are pledged by Mr. Marcus G. Smith as security for loans.

(4)	Less than 0.1%.

Item 12.     Exhibits.

“Item 12—Exhibits” of the Schedule TO is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(a)(1)(i)+	Offer to Purchase, dated August 16, 2019
(a)(1)(ii)+	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)
(a)(1)(iii)+	Form of Notice of Guaranteed Delivery
(a)(1)(iv)+	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)+	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)+	Summary Advertisement, as published in the New York Times on August 16, 2019
(a)(5)(i)	Joint Press Release issued by the Company and Parent on July 24, 2019 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed on July 24, 2019)
(a)(5)(ii)

Communication from Marcus Smith, CEO of the Company, to employees of the Company, transmitted on July 24, 2019 (incorporated by reference to Exhibit A to the Company’s Schedule 14D-9C filed on July 24, 2019)

(a)(5)(iii)	Frequently Asked Questions for employees of the Company transmitted on July 24, 2019 (incorporated by reference to Exhibit A to the Company’s Schedule 14D-9C filed on July 24, 2019)
(a)(5)(iv)*	Press Release issued by Parent on August 16, 2019
(b)*

Amended and Restated Debt Commitment Letter, dated as of August 29, 2019, among Parent, BofA Securities, Inc., JPMorgan Chase Bank, N.A., SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC (as the joint lead arrangers) and Bank of America, National Association, JPMorgan Chase Bank, National Association, SunTrust Bank, Wells Fargo Bank, National Association, First Tennessee Bank National Association, PNC Bank, National Association, Comerica Bank and Fifth Third Bank National Association (as the initial lenders)

(c)+	Presentation of BofA Securities, Inc. to Parent, dated July 2019
(d)

Agreement and Plan of Merger, dated as of July 23, 2019, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 99.5 of Parent’s Schedule 13D/A with respect to the Company filed on July 26, 2019)

(e)	Not applicable
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i))
(g)	Not applicable
(h)	Not applicable

*	Filed herewith
+	Filed with the Schedule TO on August 16, 2019

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2019

SPEEDCO, INC.

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President, Chief Financial Officer, Secretary and Treasurer

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President and Chief Financial Officer

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2019

OBS HOLDINGS, LLC

By:	/s/ O. Bruton Smith
Name: O. Bruton Smith
Title: Manager

By:	/s/ Marcus G. Smith
Name: Marcus G. Smith
Title: Manager

By:	/s/ B. Scott Smith
Name: B. Scott Smith
Title: Manager

By:	/s/ David Bruton Smith
Name: David Bruton Smith
Title: Manager

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2019

/s/ O. Bruton Smith
O. Bruton Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2019

/s/ Marcus G. Smith
Marcus G. Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2019

/s/ B. Scott Smith
B. Scott Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2019

/s/ David Bruton Smith
David Bruton Smith